Mr John Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America
9 February 2009

Dear Mr Nolan,

Re:  Lloyds TSB Group plc
2007 Form 20-F filed 5 June 2008
Response letter dated 26 September 2008
File number: 001-15246

Thank you for your letter dated 5 December 2008, setting out the Staff’s comments on the above filing of Lloyds TSB Group plc (the “2007 Form 20-F”). As the Staff may be aware, on 16 January 2009, Lloyds TSB Group plc acquired HBOS plc and changed its name to Lloyds Banking Group plc. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries. The Staff’s comments are on the Company’s 2007 Form 20-F and, accordingly, the Company’s responses, which are set out in the appendix to this letter, are in respect of its Group at 31 December 2007 (that is excluding HBOS plc).

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, please could I ask that you address any future correspondence in respect of the Group’s Form 20-F to myself rather than Helen Weir.

Yours sincerely,

/s/ T J W Tookey

T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

Appendix

To facilitate the Staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Form 20-F for the year ended 31 December 2007
Note 47, Financial Management Risk, Page F-61

We refer to your response to the first bullet point of comment 6 in which you state that in future filings you will either provide disclosure similar to that included in note 4 to the Company's Form 6-K dated July 30, 2008 or the disclosure required by paragraph 27(c) and 27(d) of IFRS 7. In this regard, please tell us the following:

•
Where you have stated in Note 4 of the June 30, 2008 interim financial statements the reasons why the sensitivity analysis regarding reasonably possible alternate assumptions for determining fair value would not have changed the fair value significantly.

•
How you considered the effect of recent market volatility on the sensitivity analysis required by paragraph 27(c) of lFRS 7 with respect to the use of reasonably possible alternate assumptions in determining fair value.

Response 1
IFRS 7, paragraph 27(c) requires that “For fair values that are recognised in the financial statements, if changing one or more of those assumptions to reasonably possible alternative assumptions would change fair value significantly, the entity shall state this fact and disclose the effect of those changes”. The Company believes that its disclosures as at 30 June 2008 met the requirements of paragraph 27(c) and 27(d) of IFRS 7.

As stated in note 4 of the 30 June 2008 condensed interim financial statements, the Company does not believe that, as at 30 June 2008, there were any individually significant assumptions used within its discounted cash flow and other pricing models. The Company considers, at each valuation date, the reliability and variability of the methodologies used to value the financial assets and liabilities it holds at fair value. At 30 June 2008, the Company’s portfolios were measured using a variety of techniques, including (i) observable market quotes, where the markets were significantly liquid; (ii) the credit spread of a bond issued by the same obligor, same subordination and similar maturity; (iii) the lower boundary on a range of dealer quotes, where relevant and reliable dealer quotes were available; and (iv) where it is not possible to obtain deep consensus prices, alternative techniques including comparing credit default swap curves, adjusted for the cost of financing the position.

In addition to the Company’s venture capital investments of £841 million at 30 June 2008, the Company determined that as a result of the illiquid nature of certain markets at 30 June 2008, unobservable inputs were required for the valuation of £756 million of Corporate Markets’ trading and other financial assets classified as fair value through profit or loss. The Company does not believe that the relevant markets for these assets (ABS and secondary loans) were active at that time and, as a result, the prices obtained from third party pricing services may not have been representative of active transactions at arms length. These prices, some of which were used as model inputs, were therefore tested for consistency across asset classes and the Company determined that, at 30 June 2008, using reasonable possible alternative assumptions would not have changed significantly the fair value of the Company’s investments.

In light of the considerable additional market volatility seen in the latter part of 2008, the Company will review the assumptions used, including any additional judgement used in determining adjustments for the cost of financing, in valuing its trading and available-for-sale portfolios at the year end and will consider appropriate enhancements to its disclosures. The review will also determine whether an individually significant assumption has been used and, for all assumptions having a significant impact on the financial statements, will provide the disclosures required by paragraphs 27(c) and 27(d) of IFRS 7.

Appendix

 Comment 2
Form 20-F for the year ended 31 December 2007
Note 47, Financial Management Risk, Page F-61

We refer to your response to the second bullet point of comment 6. We note the "Fair values of financial assets and liabilities" section of Note 47 states you employ a variety of estimation techniques to determine fair value using significant estimates which may make comparison of fair values between financial institutions not meaningful. For example, you state that to determine the fair value of trading and other financial instruments not quoted in active markets you use valuation techniques such as cash flow models and for derivative financial instruments you use discounted cash flow and options pricing models, as appropriate. Considering the increased volatility of the financial markets, please tell us and in future filings revise this note to provide the following information:

•
A discussion of the most significant assumptions applied and observable and unobservable valuation inputs used for each of the different valuation models and methodologies implemented to determine the fair value of each class of financial assets or financial liabilities as required by paragraph 27(a) of IFRS 7.

•	Disclose the significant inputs into the valuation models that have the potential to most significantly impact the value determined and the assumptions used for those inputs for all periods presented.

•	Disclose the extent to which a particular valuation model is used to value certain of your asset and liability classes.

•
Refer to paragraph BC38 of IFRS 7 that specifies the disclosure of the main valuation assumptions used in internal valuation models for those models that could result in a significantly different estimate of fair value.

Response 2
The assumptions applied in connection with instruments whose fair values were determined using a valuation technique were not disclosed in accordance with IFRS 7, paragraph 27(a) as the Company believes that disclosure of those assumptions is only relevant to users of the financial statements where their impact is material.

This view is not inconsistent with IFRS 7, BC38, which states that: “To provide users of financial statements with a sense of the potential variability of fair value estimates, the Board decided that information about the use of valuation techniques should be disclosed, in particular the sensitivities of fair value estimates to the main valuation assumptions. … However, the Board noted that a detailed quantitative disclosure of sensitivity to all assumptions is not required (only those that could result in a significantly different estimate of fair value are required) and that the disclosure does not require the entity to reflect interdependencies between assumptions when making the disclosure.” As more fully explained in the response to Comment 1 above, it can be seen from note 4 to the Company’s half year condensed interim financial statements that significantly all of the Company’s financial assets held at fair value were valued as at 30 June 2008 using observable data.

Bonds, including those within asset backed securities (‘ABS’), and secondary loans were valued using a combination of lead manager quotes, market standard consensus data, investment bank research data and broker quotes. In addition, certain corporate bonds were valued using credit default swap (‘CDS’) spreads and assumptions around the bond/CDS basis spread. It was determined that at 30 June 2008 using reasonably possible alternative assumptions for these valuations would not have changed significantly the fair value of the Company’s investments.

Appendix

Interest rate swaps are valued using discounted cash flow models. The most significant inputs into this model are interest rate yield curves which are developed from publicly quoted rates.

Foreign exchange derivatives that do not contain options are priced using rates available from publicly quoted sources. These markets have remained liquid and no unobservable valuation inputs or assumptions have been used in valuing these products.

Credit derivatives are valued using publicly available yield and CDS curves. The CDS markets have held up better to market stress than bond markets, which have been adversely affected by liquidity and funding issues. The Company uses standard models with observable inputs and does not believe that changing any of the assumptions inherent in any of these models to reasonably possible alternative assumptions would have significantly changed the fair value of the Company’s investments.

Less complex interest rate and foreign exchange option products are valued using volatility surfaces developed from interest rate cap, interest rate swaption and other option volatilities, all of which are available publicly. Option volatility skew information is derived from a market standard consensus pricing service to which the Company subscribes.

For more complex option products, the Company calibrates its models using observable at-the-money data and, where necessary, adjusts for out-of-the-money positions using an industry standard consensus service.

The Company will enhance its disclosures in its 2008 Form 20-F to include a discussion of any significant inputs into its valuation models that have the potential to significantly impact the value determined and the assumptions, if any, used for those inputs in accordance with IFRS 7.

Appendix

Comment 3
General

We note the response to comment 7 in your letter of September 26, 2008. Please discuss the materiality of the operations and other contacts described in your response to us. You should address materiality in quantitative terms, including, for each country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. We note that in your letter, you state that some of your business is through trade finance contracts, some of which have a number of years to run. Please advise us how many years and include quantitative information with respect to these future transactions.

Response 3
As discussed in greater detail below, the Group believes its operations and other contacts in respect of Iran, Syria, Cuba, Sudan, and North Korea (the “Designated States”), the states indicated in Comment 7 in the Staff’s letter dated September 26, 2008 as being designated by the U.S. Department of State as “state sponsors of terrorism,” to be quantitatively immaterial, either taken individually or in the aggregate, to the Group’s results of operations or financial condition, either currently or in the past three fiscal years.

For the past three fiscal years, the Group’s operating divisions have been Wholesale and International Banking (“W&IB”), UK Retail Banking (“UKRB”) and Insurance and Investments (“I&I”).   The Group believes that the operations of its W&IB division are most relevant to the information called for by the Staff’s Comment and, accordingly, the largest part of the Group’s response below relates to this division.

In the context of the Group as a whole, the Group’s contacts with the Designated States in the past three fiscal years have been very limited, reflecting limited trade financing transactions and banking relationships with respect to commercial transactions.  In January 2008, the Group introduced its enhanced financial sanctions policy which applies to all of the Group’s operations and severely restricts activity with certain high risk jurisdictions including the Designated States, and, in accordance with this policy, the Group is seeking to reduce its outstanding exposures to the Designated States which have arisen through historical business activity.  In accordance with this policy, the Group will only engage in new business in such jurisdictions in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.  The policy has resulted in a significant reduction in the contacts with the Designated States (in terms of value and volume) since January 2008 and the Group expects a further reduction in the coming years.

The Group does not have, and does not anticipate having, a physical presence in any of the Designated States. In defining its contacts in respect of the Designated States, the Group has sought to be inclusive.  Except as otherwise indicated, the information presented below includes business for which the Group has been able to ascertain an identifiable nexus with one of the Designated States, whether or not any of the parties involved in such business are located or incorporated in a Designated State or are or are not a direct counterparty of the Group.

The Group generally records income and other financial data by reference to the office or operations that initiates the relevant business, rather than the nationality or location of its customers.  Due to the lack of a physical presence in any of the Designated States and limited nature of the Group’s contacts with such states, the Group does not routinely maintain specific records of income, assets or liabilities associated with such contacts in respect of the Designated States.  However, to implement its enhanced financial sanctions policy described

Appendix

above, the Group undertook an extensive review of its operations to identify all customers or activities which may have exposure to these jurisdictions.  This process involved reviewing systems information for an identifiable nexus with the Designated States, where possible, and, where system information was not retrievable, such as in respect of trade finance contracts, where this information is not fully automated, manually collecting and reviewing the relevant outstanding contracts and other materials on a case by case basis.  The objective in doing this exercise was to ensure that the Group applied the appropriate restrictions in respect of these jurisdictions for historic activity as well as to ensure that new business is not undertaken in accordance with the Group’s enhanced policy.  While this exercise has allowed the Group to analyze and provide the quantitative information presented below at the point of collection, the Group is restricted in its ability to dissect data in a consistent manner, specifically in relation to the Staff’s Comments as data has not been stored and/or recorded in this manner.  For the purposes of preparing this response, the Group has gone to considerable effort to retrieve and analyze the information retrievable from the review of its operations.  Due to the extensive manual collection involved (with the inherent risk of some inaccuracies that manual collections brings), some of the figures are approximate.  Notwithstanding this, the Group has no reason to believe that materiality would be significantly impacted.

Subject to the inherent risks of the required manual collection discussed above, the Group believes the quantitative figures presented below for W&IB provides an accurate depiction of the approximate dollar amounts1  of associated revenues, assets and liabilities in respect of the Designated States in 2007.  The Group has also provided certain corresponding figures where available in respect of 2005 and 2006, but it has proven impracticable despite the Group’s diligent efforts, to extract all of the relevant figures for those years as this would be very time consuming and expensive to collate.  The Group has no reason to believe that the amounts for 2005 and 2006 would be quantitatively material in the context of the Group as a whole.   The Group respectfully requests that the Staff accept the information supplied herein without requiring the Group to go to the great additional expense, time and effort to provide additional financial information.

Wholesale and International Banking

W&IB provides banking and related services for major U.K. and multinational corporates and financial institutions, and small and medium-sized U.K. businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

To the Group’s knowledge, its W&IB contacts2 with the Designated States during the last three fiscal years consist of the following:

•	Export Credit Agency (“ECA”) facilities. The Group has participated in certain ECA facilities in respect of the Designated States. As of December 31, 2007, the Group

1 As the Staff requested, the Group has indicated quantitative figures in U.S. dollars.  However, the corresponding business has been transacted in various currencies, including in British pounds and euros.  For the purposes of this letter exchange rates as of December 31, 2007 of USD 1.96 : GBP 1 and USD 1.46 : EUR 1 were used. Other currencies were also converted as of December 31, 2007.

2 As you are aware, Lloyds TSB Bank plc entered into Deferred Prosecution Agreements with the U.S. Department of Justice and the New York County District Attorney’s Office on January 9, 2009 (the “DPAs”).  The factual statement provided as an exhibit to the DPAs includes various disclosures relating to certain historical U.S. dollar payment and other transactions conducted by W&IB, including contacts with Designated States, namely Iran and Sudan.  The information provided includes such contacts to the extent applicable to the Group’s current operations or its operations during the last three fiscal years.

Appendix

had exposures in relation to 13 of these contracts which have a connection with Iran; the Group’s involvement in 12 of these was limited to a sub-participant financing role and therefore the Group did not have direct contact with an Iranian entity.  The Group served as a joint-arranger for the remaining ECA facility entered into in 2001.  The Group’s aggregate exposure from the 13 facilities, which are set to expire between 2010 and 2015, was approximately $171.6 million as of December 31, 2007.  In line with its policy of severely restricting activity with certain high risk jurisdictions, the Group has not entered into further ECA facilities in respect of the Designated States and has no expectations of doing so in the future.  The Group can confirm that the exposure has reduced since 2007.

•
Guarantees, Letters of Credit and Other Trade Finance Contracts.   As of the end of 2007[3], the Group had guarantees, letters of credit and other trade finance contracts with an aggregate value of approximately $30 million in respect of Iran, approximately $7.7 million in respect of Syria and approximately $3.1 million in respect of Sudan.  As of December 31, 2007, this exposure to the Designated States accounted for approximately 0.31% of the Group’s $13.37 billion in contingent liabilities.  The Group has guarantees which run-off until 2010, but some of the contracts have no fixed expiry date while others have a fixed date with a contractual ability for extension.  As a result, the Group cannot reliably establish the duration of the run-off exposure. The Group can confirm, however, that future activity in respect of the Designated States is severely restricted.

•
Non-personal Deposits/Loans.  As of the end of 2007, W&IB held deposits of two entities which have a correspondence address, or are incorporated, in Iran (amounting to approximately $0.4 million), seven entities which have a correspondence address, or are incorporated, in Sudan  (amounting to approximately $0.6 million), three entities which have a correspondence address, or are incorporated, in Syria  (amounting to approximately $5,000) and three which have a correspondence address, or are incorporated, in North Korea (amounting to approximately $13.2 million)[4].  In addition, as of the end of 2007, the Group had a single loan outstanding to an entity with a correspondence address in Iran relating to its investment property in the United Kingdom (amounting to approximately $0.2 million).  These figures should be viewed in context of the Group’s total deposits of $306.7 billion and total lending of $411.2 billion as of December 31, 2007.  Since January 2008, the Group as part of its policy regarding high-risk jurisdictions has reduced the value of deposits held by W&IB of entities which have a correspondence address, or are incorporated, in Designated States.

•
Personal Deposits/Loans.  As of the end of 2007, W&IB held deposits of 508 persons resident in Iran (amounting to approximately $95 million), 176 persons resident in Sudan (amounting to approximately $46.9 million), 95 persons resident in Syria (amounting to approximately $16.3 million), and 25 persons resident in North Korea (amounting to approximately $2.2 million).  In addition, there were personal loans

3 As a consequence of the necessary manual collection of the data presented, some information has been captured as of November 26, 2007 while other information has been captured as of December 31, 2007.  The Group has no reason to believe this discrepancy has resulted in any significant quantitative impact.

4 The Group’s review of its operations for purposes of preparing this response has identified a payment of approximately £0.4 million in January 2009 to an entity incorporated in North Korea.  The payment was made in connection with an existing bond relating to the customer’s account closed in July 2008 in accordance with the Group’s enhanced financial sanctions policy.  The payment concluded the Group’s relationship with this customer and was made in compliance with applicable sanctions regulations.

Appendix

outstanding for persons resident in Iran ($1.7 million) and in Syria ($0.06 million).  Since January 2008, the Group, as part of its policy regarding high-risk jurisdictions, has reduced the value of deposits of persons resident in the Designated States.

•
Money-market Transactions. In 2005, W&IB processed 11 money-market transactions for customers resident or incorporated in Syria and Iran representing aggregate approximate transaction volumes (i.e., not fee or other revenue for W&IB) of $312.8 million and $50.0 million, respectively.  In 2006, there were 26 such transactions with customers which have resident or incorporated in Iran with an aggregate volume of approximately $150.5 million.  Money-market transactions declined to an aggregate approximate volume of $9.2 million in 2007 relating to 16 transactions with customers which have resident or incorporated in Iran.  The Group does not undertake new money-market transactions in respect of the Designated States, in accordance with its policy regarding high-risk jurisdictions implemented in January 2008.

•
Correspondent Relationships.  The Group does not currently have any correspondent relationships with banks in the Designated States.  During the past three fiscal years, the Group had such relationships with a limited number of banks in Iran, Sudan and Syria for the purpose of effecting money transfers and making or receiving payments on behalf the Group’s customers.

•	Representative Office. Until February 2006, the Group maintained a small representative office in Tehran, Iran.

The impact of the above-referenced W&IB operations and other contacts in respect of the Designated States on the Group’s results of operations and financial condition is quantitatively negligible.  Based on its collection of data for purposes of this response, the Group estimates such operations and other contacts in aggregate accounted for approximately 0.02%, or $8 million, of the Group’s $35.91 billion total income on a consolidated basis in 2007.  A majority of the estimated income related to contacts referenced above in respect of Iran.

UK Retail Banking

UK Retail Banking (UKRB) provides banking, financial services, mortgages and private banking to the Group’s customers. As its name suggests, this division is focused on addressing the needs of the retail banking market in the United Kingdom.  While a customer must maintain a UK address to open an account with UKRB, the UKRB operations result in what the Group would consider to be incidental contacts with the Designated States due to the varied requirements and movement of its customers.  For example, the Group may hold accounts for nationals of such states living in the United Kingdom as well as UK nationals who move to the Designated States, similarly UKRB may be asked to process payments for its customers to or from the Designated States.  The Group’s policy regarding high-risk jurisdictions such as the Designated States governs all payments made by UKRB customers and also applies to the opening and maintenance of accounts within UKRB.

While the Group has made a diligent effort to determine the value of such incidental contacts, which it believes largely results from nationals of such states living in the United Kingdom or UKRB customers moving or travelling to the Designated States, it has proven impracticable to extract all data for 2005 to 2007.  However, by way of illustration of the de minimis nature of UKRB incidental contacts in respect of the Designated States, in 2005, 2006 and 2007,

Appendix

UKRB provided 38, 38 and 39 overdraft facilities, respectively, to customers resident in Designated States - these accounted for less than approximately 0.001% by volume of the total number of overdraft facilities granted in those years.  In 2005, 2006 and 2007, UKRB also processed approximately 8,000, 6,500 and 6,000 credit card transactions, respectively, from the Designated States (compared with, for example, processing approximately 142.7 million credit card transactions worldwide in 2007). In 2007, the Group processed approximately 18,000 debit card transactions from the Designated States with a value of approximately $2 million, of which the vast majority occurred in Cuba.  In 2005 to 2007, the Group also provided four loans to customers who are now resident in Designated States but at the time the loans were granted the customers resided in the UK. All of the loans  have now been closed.

Insurance and Investments

Insurance and Investments (I&I) offers life assurance, pensions and investment products, general insurance and fund management services.  The Group is aware of fewer than 10 I&I customers resident in Designated States during the last three fiscal years. The policies (individual savings accounts (ISAs) or pensions) of these individuals are low value and related transactions do not involve paying funds to or from Designated States, only within the United Kingdom.  In addition, I&I managed a small pension scheme for UK employees of a UK subsidiary of an entity incorporated in Iran.

The Group can confirm that its I&I business does not include any direct investments in Iranian, Sudanese, Syrian or Cuban entities and that it is not aware of any other contacts with Designated States due to this business (other than through indirect contacts that may arise through fund investments in other multinational entities, whose business may involve such states).

Appendix

Comment 4
General

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Response 4
The Group does not believe that its current or past contacts in respect of the Designated States would be qualitatively material to a reasonable investor making an investment decision regarding the Company’s securities.  In making this assessment, the Group has considered the potential impact of such activities on the Group’s reputation and share value and the views of the Staff set out in the Staff Accounting Bulletin No. 99 – “Materiality.”  The Group does not believe that a reasonable investor would consider the sorts of limited trade financing transactions and banking relationships with respect to commercial transactions described in its response to Comment 3 in the United Kingdom and elsewhere to be qualitatively material so as to warrant additional disclosures.  On the contrary, the Group believes that these activities are consistent with what a reasonable investor would expect from a major U.K. bank with a business profile such as the Group’s.  The Group makes these conclusions against the background of disclosure it intends to provide as outlined in the last paragraph below as well as in its response to Comment 5.

The Group does not believe its contacts with Designated States represent a material investment risk.  Like other international banks operating in a global market, the Group seeks to comply with appropriate laws and regulations of the many jurisdictions in which it operates, including U.N., E.U. and U.S. sanction requirements.  In addition, as indicated in response to Comment 3, the Group’s policy is to only engage in new business in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.  This approach includes the consideration of potential impact such business would have on investor sentiment and its reputation and share value.

The existence of the Group’s contacts with certain of the Designated States, namely Iran and Sudan, is already public knowledge through the publication of the DPAs, media reports and other public sources.  Despite this public information, the Group has received little to no indication that either U.S. holders of the Company’s shares (who represent a small percentage of the Company’s total shareholders5) or other shareholders are concerned with the Group’s continued limited contacts in respect of Designated States.

Notwithstanding the Group’s belief that its contacts with the Designated States would not be qualitatively material to a reasonable investor, the Company plans to comment in its future filings with the Commission on contacts with any states which, at the time of filing, the U.S. Department of State designates as being “state sponsors of terrorism.”  The Company

5 The average daily trading volume of the Company’s shares in the United States as a percentage of worldwide trading is quite low, typically representing less than 5% of worldwide trading.  The U.K. government (HM Treasury) currently holds 43.38% of the Company’s outstanding shares.

Appendix

anticipates that such disclosure will be placed in context with the limited nature of the Group’s contacts with respect to such states and the Group’s policy for new business outlined above.  The Group believes this disclosure should be sufficient so as to allow investors the information needed to make any appropriate inquiries regarding the Group’s contacts with such states.

Appendix

Comment 5
General

We note the response to comment 8 in your letter of September 26, 2008. The staff remains of the view that you should identify in future reports filed with this agency the state sponsors of terrorism with respect to which you have provided information to the referenced agencies.

Response 5
As indicated above, Lloyds TSB Bank plc entered into DPAs with the U.S. Department of Justice and the New York County District Attorney’s Office on January 9, 2009.  The factual statement provided as an exhibit to the DPAs was the product of an extensive investigation of the Group’s operations, which included the devotion of substantial resources for an internal investigation.  As set forth in the factual statement, in the course of this investigation, certain activities of the Group relating to Iran, Sudan and Libya (which at the time of activities took place was a Designated State) were identified. Lloyds TSB Bank plc is continuing discussions with the Office of Foreign Assets Control regarding the terms of the resolution of its investigation.

The Company expects to include disclosure in its 2008 20-F with regard to the resolution of the investigations covered by the DPAs, including identifying Iran, Sudan and Libya.